**Dreyfus Strategic Municipal Bond Fund, Inc.**
**Statement of Investments**
**February 28, 2005 (Unaudited)**

| Long-Term Municipal Investments--141.4% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Alabama--1.0%** | | |
| Jefferson County, Limited Obligation School Warrant 5.50%, 1/1/2022 | 4,000,000 | 4,322,200 |
| **Alaska--4.3%** | | |
| Alaska Housing Finance Corp.: | | |
| 6.25%, 6/1/2035 | 5,905,000 | 6,261,662 |
| 6.05%, 6/1/2039 (Insured; MBIA) | 11,915,000 | 12,393,506 |
| **Arizona--1.5%** | | |
| Apache County Industrial Development Authority, PCR (Tucson Electric Power Co.) 5.85%, 3/1/2028 | 2,220,000 | 2,219,778 |
| Maricopa County Pollution Control Corp., PCR (El Paso Electric Co.) 6.25%, 5/1/2037 | 4,000,000 | 4,055,360 |
| **Arkansas--2.1%** | | |
| Arkansas Development Finance Authority, SFMR 6.25%, 1/1/2032 | 3,550,000 | 3,657,743 |
| Little Rock School District 5.25%, 2/1/2030 (Insured; FSA) | 5,000,000 | 5,313,450 |
| **California--8.2%** | | |
| California 5.50%, 4/1/2028 | 5,450,000 | 5,978,487 |
| California Department of Veteran Affairs, Home Purchase Revenue 5.20%, 12/1/2028 | 5,000,000 | 5,008,250 |
| California Department of Water Resources, Power Supply Revenue 6%, 5/1/2015 | 12,500,000 | 14,448,125 |
| California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center) 6.25%, 12/1/2034 | 3,750,000 | 4,092,825 |
| San Diego Unified School District Crossover (Election 1998) 5.50%, 7/1/2023 (Insured; MBIA) | 5,000,000 | 5,842,850 |
| **Colorado--3.6%** | | |
| Colorado Health Facilities Authority, Revenue (American Housing Foundation 1, Inc.) 8.50%, 12/1/2031 | 2,015,000 | 2,035,089 |
| Denver City and County, Special Facilities Airport Revenue (United Air Lines) 6.875%, 10/1/2032 | 2,700,000  a | 2,308,500 |

| | | |
|---|---|---|
| Northwest Parkway Public Highway Authority, Revenue (First Tier Subordinated) 7.125%, 6/15/2041 | 5,500,000 | 5,992,525 |
| Silver Dollar Metropolitan District 7.05%, 12/1/2030 (Prerefunded; 12/1/2006) | 4,825,000  b | 5,181,471 |

**Connecticut--4.8%**

| | | |
|---|---|---|
| Connecticut Development Authority, PCR (Connecticut Light and Power) 5.95%, 9/1/2028 | 9,000,000 | 9,546,480 |
| Connecticut Health and Educational Facilities Authority, Revenue (Yale University) 5%, 7/1/2042 | 5,000,000 | 5,166,350 |
| Connecticut Resource Recovery Authority (American Refunding-Fuel Company) 6.45%, 11/15/2022 | 4,985,000 | 5,049,306 |
| Mohegan Tribe Indians Gaming Authority, Public Improvement-Priority Distribution 6.25%, 1/1/2031 | 1,000,000 | 1,059,170 |

**District of Columbia--1.3%**

| | | |
|---|---|---|
| Metropolitan Washington Airports Authority, Special Facilities Revenue (Caterair International Corp.) 10.125%, 9/1/2011 | 5,420,000 | 5,427,696 |

**Florida--4.2%**

| | | |
|---|---|---|
| Florida Housing Finance Corp.,  Housing Revenue (Seminole Ridge Apartments) 6%, 4/1/2041 (Collateralized; GNMA) | 6,415,000 | 6,713,233 |
| Miami-Dade County Expressway Authority, Toll System Revenue 5.125%, 7/1/2029 (Insured; FGIC) | 4,000,000 | 4,191,520 |
| Orange County Health Facilities Authority, Revenue: (Adventist Health System) 6.25%, 11/15/2024 | 3,000,000 | 3,321,420 |
| (Orlando Regional Healthcare System) 6%, 10/1/2026 | 3,500,000 | 3,703,350 |

**Georgia--2.0%**

| | | |
|---|---|---|
| Agusta Airport Revenue 5.45%, 1/1/2031 | 2,500,000 | 2,514,175 |
| Atlanta Airport Revenue 5.25%, 1/1/2025 (Insured; FSA) | 3,000,000 | 3,171,060 |
| Savannah Economic Development Authority, Environmental Improvement Revenue (International Paper Company) 6.20%, 8/1/2027 | 2,670,000 | 2,866,165 |

**Idaho--.2%**

| | | |
|---|---|---|
| Idaho Housing & Finance Association, SFMR 6.35%, 1/1/2030 (Collateralized; FNMA) | 715,000 | 750,886 |

**Illinois--7.4%**

| | | |
|---|---|---|
| Chicago O'Hare International Airport: | | |
| General Airport Revenue (3rd Lien B-2) | | |
| 6%, 1/1/2029 (Insured; XLCA) | 5,000,000 | 5,617,450 |
| Special Facility Revenue | | |
| (American Airlines Incorporated) | | |
| 8.20%, 12/1/2024 | 5,000,000 | 4,203,900 |
| | | |
| Illinois Educational Facilities Authority Revenues | | |
| (University of Chicago) | | |
| 5.125%, 7/1/2038 (Insured; MBIA) | 5,000,000 | 5,140,800 |
| | | |
| Illinois Health Facilities Authority, Revenue: | | |
| (Advocate Network Health Care) 6.125%, 11/15/2022 | 5,000,000 | 5,579,450 |
| (OSF Healthcare Systems) 6.25%, 11/15/2029 | 10,900,000 | 11,568,279 |

**Indiana--1.6%**

| | | |
|---|---|---|
| Franklin Township School Building Corp. | | |
| 6.125%, 1/15/2022 (Prerefunded 7/15/2010) | 6,000,000  b | 6,991,320 |

**Kansas--1.7%**

| | | |
|---|---|---|
| Wyandotte County Kansas City, | | |
| Unified Government Utility Systems Revenue | | |
| 5.65%, 9/1/2022 (Insured; AMBAC) | 6,365,000 | 7,439,094 |

**Louisiana--2.5%**

| | | |
|---|---|---|
| Parish of De Soto, Environmental Improvement | | |
| Revenue (International Paper Co.) | 2,900,000 | 2,984,709 |
| 6.55%, 4/1/2019 | | |
| | | |
| West Feliciana Parish, PCR (Entergy Gulf States): | | |
| 7%, 11/1/2015 | 3,000,000 | 3,055,320 |
| 6.60%, 9/1/2028 | 4,700,000 | 4,783,049 |

**Maryland--1.2%**

| | | |
|---|---|---|
| Maryland Economic Development Corp., | | |
| Student Housing Revenue (University of Maryland) | | |
| 5.75%, 10/1/2033 | 2,550,000 | 2,669,442 |
| | | |
| Maryland Industrial Development Financing | | |
| Authority, EDR (Medical Waste Associates | | |
| Limited Partnership) 8.75%, 11/15/2010 | 3,710,000  a | 2,596,110 |

**Massachusetts--4.4%**

| | | |
|---|---|---|
| Massachusetts Bay Transportation Authority, | | |
| Massachusetts Sales Tax Revenue 5%, 7/1/2035 | 7,000,000 | 7,179,200 |
| | | |
| Massachusetts Development Finance Agency Revenue | | |
| (WGBH Educational Foundation) | | |
| 5.375%, 1/1/2042 (Insured; AMBAC) | 5,750,000 | 6,112,768 |
| | | |
| Massachusetts Health and Educational Facilities | | |
| Authority, Revenue: | | |

|  |  |  |
|---|---|---|
| (Civic Investments) 9%, 12/15/2015 | 2,000,000 | 2,316,680 |
| (Partners Healthcare System) 5.75%, 7/1/2032 | 3,000,000 | 3,287,280 |

**Michigan--2.9%**

|  |  |  |
|---|---|---|
| Michigan Hospital Finance Authority, HR<br>(Genesys Health System Obligated Group)<br>8.125%, 10/1/2021 (Prerefunded 10/1/2005) | 5,000,000  b | 5,268,750 |
| Michigan Strategic Fund, SWDR<br>(Genesee Power Station) 7.50%, 1/1/2021 | 7,450,000 | 7,083,684 |

**Mississippi--.7%**

|  |  |  |
|---|---|---|
| Mississippi Business Finance Corporation, PCR<br>(Systems Energy Resources, Inc.)  5.90%, 5/1/2022 | 3,160,000 | 3,198,489 |

**Nebraska--.6%**

|  |  |  |
|---|---|---|
| Nebraska Investment Finance Authority, SFMR<br>9.845%, 3/1/2026 | 2,150,000  c,d | 2,444,464 |

**Nevada--3.3%**

|  |  |  |
|---|---|---|
| Washoe County:<br>(Reno-Sparks Convention) 6.40%, 7/1/2029<br>(Insured; FSA) (Prerefunded 1/1/2010) | 8,000,000  b | 9,203,280 |
| Water Facility Revenue (Sierra Pacific Power Co.)<br>5%, 3/1/2036 | 5,000,000 | 5,092,300 |

**New Hampshire--3.5%**

|  |  |  |
|---|---|---|
| New Hampshire Business Finance Authority, PCR<br>(Public Service Co.): |  |  |
| 6%, Series D 5/1/2021 (Insured; MBIA) | 2,690,000 | 2,943,156 |
| 6%, Series E 5/1/2021 (Insured; MBIA) | 6,000,000 | 6,564,660 |
| New Hampshire Industrial Development Authority, PCR<br>(Connecticut Light) 5.90%, 11/1/2016 | 5,400,000 | 5,539,860 |

**New Jersey--3.7%**

|  |  |  |
|---|---|---|
| New Jersey Economic Development Authority<br>Special Facilities Revenue (Continental Airlines, Inc.): |  |  |
| 6.25%, 9/15/2019 | 3,620,000 | 3,044,239 |
| 6.25%, 9/15/2029 | 2,500,000 | 1,990,225 |
| Tobacco Settlement Financing Corporation<br>7%, 6/1/2041 | 10,095,000 | 10,842,131 |

**New Mexico--1.0%**

|  |  |  |
|---|---|---|
| New Mexico Finance Authority<br>Transportation Revenue<br>5.25%, 6/15/2020 (Insured; MBIA) | 4,000,000 | 4,392,920 |

**New York--4.6%**

|  |  |  |
|---|---|---|
| New York City  5.75%, 8/1/2014 | 5,000,000 | 5,603,500 |

| | | |
|---|---|---|
| New York City Transitional Finance Authority, Revenue (Future Tax Secured) 5.375%, 11/15/2021 | 5,000,000 | 5,510,700 |
| New York State Dormitory Authority, Revenue: | | |
| (Consolidated City University Systems) 5.50%, 7/1/2017 (Prerefunded; 7/1/2011) | 3,060,000 b | 3,439,440 |
| (Marymount Manhattan College) 6.25%, 7/1/2029 (Insured; Radian) | 4,000,000 | 4,476,280 |
| (Suffolk County Judicial Facility) 9.50%, 4/15/2014 | 605,000 | 866,003 |

**North Carolina--.6%**

| | | |
|---|---|---|
| North Carolina Eastern Municipal Power Agency, Power Systems Revenue 6.70%, 1/1/2019 | 2,500,000 | 2,804,475 |

**Ohio--6.3%**

| | | |
|---|---|---|
| Cuyahoga County, HR (Metrohealth Systems) 6.15%, 2/15/2029 | 10,000,000 | 10,482,100 |
| Cuyahoga County Hospital Facilities, Revenue (UHHS/CSAHS Cuyahoga Inc. & CSAHS/UHHS Canton Inc.) 7.50%, 1/1/2030 | 3,500,000 | 3,949,855 |
| Mahoning County Hospital Facilities, Revenue (Forum Health Obligation Group) 6%, 11/15/2032 | 4,000,000 | 4,281,160 |
| Ohio Air Quality Development Authority, PCR (Cleveland Electric Illuminating Co.) 6.10%, 8/1/2020 | 2,400,000 | 2,525,064 |
| Ohio Housing Finance Agency, Mortgage Revenue 9.990%, 3/1/2029 (Collateralized; GNMA) | 1,465,000 c,d | 1,567,975 |
| Ohio Water Development Authority, PCR (Cleveland Electric) 6.10%, 8/1/2020 | 4,000,000 | 4,208,440 |

**Oklahoma--4.1%**

| | | |
|---|---|---|
| Oklahoma Development Finance Authority, Revenue (St. John Health System) 6%, 2/15/2029 | 9,000,000 | 9,852,840 |
| Oklahoma Industries Authority, Health System Revenue (Obligation Group) 5.75%, 8/15/2029 (Insured; MBIA) | 5,000,000 | 5,521,400 |
| Tulsa Municipal Airport Trust Revenue (American Airlines Project) 5.65%, 12/1/2035 | 2,550,000 | 2,417,528 |

**Oregon--1.4%**

| | | |
|---|---|---|
| Umatilla County Hospital Facility Authority, Revenue (Catholic Health Initiatives): | | |
| 5.50%, 3/1/2022 | 1,355,000 | 1,517,708 |
| 5.50%, 3/1/2022 | 1,040,000 | 1,125,280 |
| Western Generation Agency, | | |

| | | |
|---|---:|---:|
| Cogeneration Project Revenue (Wauna Cogeneration) 7.40%, 1/1/2016 | 3,250,000 | 3,332,518 |

**Pennsylvania--2.9%**

| | | |
|---|---:|---:|
| Allegheny County Port Authority, Special Transportation Revenue 6.125%, 3/1/2029 (Insured; MBIA) (Prerefunded 3/1/2009) | 4,750,000  b | 5,369,020 |
| Pennsylvania Economic Development Financing Authority, Exempt Facilities Revenue (Reliant Energy): | | |
| 6.75%, Ser. A 12/1/2036 | 2,500,000 | 2,674,925 |
| 6.75%, Ser. B 12/1/2036 | 4,000,000 | 4,279,880 |
| Pennsylvania Housing Finance Agency, Multi-Family  Development Revenue 8.25%, 12/15/2019 | 261,000 | 261,699 |

**Rhode Island--1.5%**

| | | |
|---|---:|---:|
| Rhode Island Health & Educational Building Corporation Higher Educational Facilities (University of Rhode Island) 5.875%, 9/15/2029 (Insured; MBIA) | 5,910,000 | 6,585,277 |

**South Carolina--6.0%**

| | | |
|---|---:|---:|
| Greenville County School District Installment Purchase Revenue (Residuals-Series 982) 8.71%, 12/1/2028 | 5,000,000  c,d | 5,766,550 |
| Greenville Hospital System, Hospital Facilities Revenue 5.50%, 5/1/2026 (Insured; AMBAC) | 7,000,000 | 7,703,780 |
| Richland County, Environmental Improvement Revenue (International Paper Company) 6.10%, 4/1/2023 | 6,500,000 | 6,990,945 |
| South Carolina Medical Facilities, Hospital Facilities Revenue 6%, 7/1/2019  (Prerefunded 7/1/2009) | 5,000,000  b | 5,651,150 |

**Tennessee--3.9%**

| | | |
|---|---:|---:|
| Johnson City Health and Educational Facilities Board, HR (1st Mortgage-Mountain State Health): | | |
| 7.50%, 7/1/2025 | 2,000,000 | 2,393,740 |
| 7.50%, 7/1/2033 | 4,875,000 | 5,784,188 |
| Memphis Center City Revenue Finance Corp. Sports Facility Revenue (Memphis Redbirds) 6.50%, 9/1/2028 | 6,000,000 | 6,061,620 |
| Tennessee Housing Development Agency (Homeownership Program): | | |
| 6%, 1/1/2028 | 2,415,000 | 2,436,035 |
| 6.40%, 7/1/2031 | 305,000 | 313,702 |

**Texas--22.9%**

| | | |
|---|---:|---:|
| Alliance Airport Authority, Special Facilities Revenue (American Airlines Incorporated Project) | | |

| | | |
|---|---:|---:|
| 7.50%, 12/1/2029 | 5,095,000 | 3,672,017 |
| **Dallas - Fort Worth International Airport:** | | |
| Joint Revenue 5.50%, 11/1/2021 (Insured; FSA) | 7,000,000 | 7,610,330 |
| Facility Improvement Corp. Revenue (Bombardier Inc.) 6.15%, 1/1/2016 | 2,000,000 | 2,013,280 |
| **Gregg County Health Facilities Development Corp., HR (Good Shepherd Medical Center)** 6.375%, 10/1/2025 | 2,500,000 | 2,841,025 |
| **Harris County Health Facilities Development Corp., HR (Memorial Hermann Healthcare)** 6.375%, 6/1/2029 | 7,000,000 | 7,673,120 |
| **Harris County-Houston Sports Authority, Revenue (Third Lien-A-3)** Zero Coupon, 11/15/2031 (Insured; MBIA) | 9,685,000 | 2,293,989 |
| **Katy Independent School District** 6.125%, 2/15/2032 | 11,360,000 | 12,507,587 |
| **Sabine River Authority, PCR (TXU Electric):** | | |
| 6.45%, 6/1/2021 | 4,900,000 | 5,260,395 |
| 5.50%, 5/1/2022 | 5,490,000 | 5,944,517 |
| **Springhill Courtland Heights Public Facility Corp., MFHR** 5.85%, 12/1/2028 | 6,030,000 | 5,830,467 |
| **Texas:** | | |
| (Veterans ) 6%, 12/1/2030 | 3,935,000 | 4,258,968 |
| (Veterans Housing Assistance Program) 6.10%, 6/1/2031 | 8,510,000 | 9,129,273 |
| **Texas Department of Housing and Community Affairs:** | | |
| Collateralized Home Mortgage Revenue 11.691%, 7/2/2024 | 2,250,000 c | 2,308,792 |
| Residential Mortgage Revenue 5.35%, 7/1/2033 | 5,735,000 | 5,857,729 |
| **Texas Turnpike Authority, Central Texas Turnpike System Revenue** 5.25%, 5/15/2042 (Insured; AMBAC) | 6,875,000 | 7,224,043 |
| **Tomball Hospital Authority, Revenue:** | | |
| 6.125%, 7/1/2023 | 3,680,000 | 3,705,760 |
| (Tomball Regional Hospital) 6%, 7/1/2025 | 4,650,000 | 4,716,774 |
| **Tyler Health Facilities Development Corp., HR (East Texas Medical Center Regional Health)** 6.75%, 11/1/2025 | 5,850,000 | 5,862,227 |

**Utah--.9%**

| | | |
|---|---:|---:|
| **Carbon County, SWDR (Sunnyside Cogeneration)** 7.10%, 8/15/2023 | 4,122,000 | 4,060,252 |

**Virginia--6.5%**

Henrico County Economic Development Authority,

| | | | |
|---|---|---|---|
| Revenue (Bon Secours Health System) 5.60%, 11/15/2030 | 3,140,000 | | 3,300,517 |
| Henrico County Industrial Development Authority, Revenue (Bon Secours Health System) 9.647%, 8/23/2027 | 7,500,000 | c | 10,488,675 |
| University of Virginia, University Revenues 5%, 6/1/2033 | 4,975,000 | | 5,188,229 |
| Virginia Housing Development Authority, Rental Housing 6.20%, 8/1/2024 | 8,520,000 | | 9,105,580 |

**Washington--3.5%**

| | | | |
|---|---|---|---|
| Energy Northwest, Revenue (Wind Project) 6%, 7/1/2023 (Prerefunded; 1/1/2007) | 3,670,000 | b | 3,989,070 |
| Washington Higher Education Facilities Authority, Revenue (Whitman College) 5.875%, 10/1/2029 (Prerefunded; 10/1/2009) | 10,000,000 | b | 11,240,300 |

**Wisconsin--5.0%**

| | | | |
|---|---|---|---|
| Badger Tobacco Asset Securitization Corp. Tobacco Settlement Revenue 7%, 6/1/2028 | 14,570,000 | | 15,481,353 |
| Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Health Care) 6.40%, 4/15/2033 | 5,500,000 | | 6,065,620 |

**Wyoming--3.6%**

| | | | |
|---|---|---|---|
| Sweetwater County, SWDR (FMC Corp.): | | | |
| 7%, 6/1/2024 | 2,140,000 | | 2,174,860 |
| 6.90%, 9/1/2024 | 2,465,000 | | 2,499,534 |
| Wyoming Student Loan Corp., Student Loan Revenue: | | | |
| 6.20%, 6/1/2024 | 5,000,000 | | 5,395,000 |
| 6.25%, 6/1/2029 | 5,000,000 | | 5,359,500 |

| | |
|---|---|
| **Total Long-Term Investments** (cost $581,418,901) | **610,539,201** |

**Short-Term Municipal Investments--2.0%**

**Alaska--1.1%**

| | | |
|---|---|---|
| Valdez Alaska Marine Terminal Revenue, VRDN (Exxon Pipeline Company): | | |
| Project A 1.78% | 800,000 | 800,000 |
| Project B 1.78% | 2,000,000 | 2,000,000 |
| Project C 1.78% | 2,050,000 | 2,050,000 |

**Louisiana--.2%**

| | | |
|---|---|---|
| East Baton Rouge Parish, PCR, VRDN (Exxon Project) 1.71% | 800,000 | 800,000 |
| **Rhode Island--.2%** | | |
| Rhode Island Industrial Facilities Corp. Marine Terminal Revenue, VRDN (ExxonMobil Project) 1.78% | 1,000,000 | 1,000,000 |
| **Texas--.5%** | | |
| Lower Neches Valley Authority, IDC, Exempt Facilities Revenue, VRDN (ExxonMobil Project) 1.78% | 1,900,000 | 1,900,000 |
| **Total Short-Term Investments (cost $8,550,000)** | | **8,550,000** |
| **Total Investments** (cost $589,968,901) | **143.4%** | **619,089,201** |
| **Liabilities, Less Cash and Receivables** | **-0.3%** | **(1,426,191)** |
| **Preferred Stock, at redemption value** | **(43.1%)** | **(186,000,000)** |
| **Net Assets** | **100.0%** | **431,663,010** |

Notes to Statement of Investments:

a   Non-income producing security, interest payments in default.


b   Bonds which are prerefunded are collateralized by U.S. Government securities which are held in  escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c   Inverse floater security - the interest rate is subject to change periodically.


d   Securities exempt from registration under Rule 144A of the Securities Act of 1933.  These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.  These Securities have been deemed to be liquid by the Investment Advisor.  At February 28, 2005 these securities  amounted to $9,778,989 or 2.3% of net assets.
e   Securities payable on demand. Variable interest rate--subject to periodic change.
f   Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.